Exhibit 99.1

Ayr Wellness Launches Kynd Premium Flower in Arizona

MIAMI, October 26, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator (“MSO”), today announced the launch of Kynd premium flower in Arizona.

“We’re excited to introduce Kynd premium flower to Arizona consumers. With strong genetic backing and an artful growing process, the brand has been incredibly successful in its original state of Nevada. We look forward to expanding Kynd as one of our core national brands alongside Origyn Extracts and Levia1 THC-infused seltzer,” said Jon Sandelman, Founder, Chairman and CEO of Ayr Wellness.

Kynd’s initial launch in Arizona will be exclusive to Ayr’s Oasis Cannabis stores. The premium cannabis brand is comprised of carefully curated genetics that produce flower offering exceptional effect and flavor. The first Kynd drop features twelve popular strains, including Mai Thai, Black Water, and MTF.

Sale of Kynd premium flower in other stores throughout Arizona will begin following the exclusive launch in Ayr’s Oasis dispensaries.

1Pending the closing of the announced acquisition of Cultivauna, LLC, the owner of Levia.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email : ir@ayrwellness.com